Filed Pursuant to Rule 253(g)(2)

File No. 024-11455

SUPPLEMENT DATED MARCH 2, 2022

TO OFFERING CIRCULAR DATED MARCH 30, 2021

M&M Media, Inc.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated March 30, 2021, as supplemented (the “Offering Circular”) of M&M Media, Inc. (the “Company”), and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and its supplement are available HERE and HERE.

The purpose of this supplement is to announce the following changes to the Offering Circular, effective immediately:

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on March 30, 2022 as qualified by reference to the description of the Company’s intentions below.
•	Update the “Securities Being Offered” section of the Offering Circular to reflect the terms of the Company’s Sixth Amended & Restated Certificate of Incorporation, which was filed with the State of Delaware on January 27, 2022.
•	Update the “Directors, Executive Officers and Significant Employees” section to disclose the election of a new officer and a new director to the Company’s Board of Directors.

Offering Termination Date

The Company intends to terminate the offering for its Units described in the Offering Circular. No further subscriptions for Units, and no exercises of Warrants issued as part of the Units will be accepted for the current offering after March 30, 2022 (the “Termination Date”). Subscriptions for Units in the offering will be accepted up to that date and processed as promptly as possible – however, investors should be aware that the Warrants issued as part of the Units expire on March 30, 2022. None of the terms of the offering have been changed.

SECURITIES BEING OFFERED

The section “Securities Being Offered” starting on page 72 of the Offering Circular is amended and restated in its entirety as follows.

The Company is offering up to 25,000,000 Units, each consisting of one (1) share of Class B Common Stock and one (1) Warrant exercisable to purchase one-half (1/2) share of Class B Common Stock, at a price of $1.20 per Unit. Our Units will not be certificated and the shares of our Class B Common Stock and the Warrants that are components of such Units will be immediately separable and will be issued separately in this Offering.

The price of our Units has been arbitrarily established by us after giving consideration to numerous factors, including market conditions and the perceived valuations. The price of our Units may not be in any way indicative of the Company’s actual value or the value of the Class B Common Stock and/or the Warrants following the completion of this Offering.

Warrants

The following is a brief summary of certain terms and conditions of the Warrants included in the Units. The Warrants are subject in all respects to the provisions contained in the Warrants and the warrant agreement (the “Warrant Agreement”) between us and our warrant agent, Computershare (or “Warrant Agent”), each filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Form

The Warrants will be issued as individual warrants to purchasers of the Units.

Amount

Each purchaser of a Unit will receive a Warrant exercisable into one-half (1/2) share of Class B Common Stock at a price of $2.00 per share, subject to customary adjustments.

Exercisability

Each Warrant is exercisable to purchase one-half share of Class B Common Stock of the Company at any time commencing on the issuance date of the Warrant, and terminating at 5:00 p.m., Pacific Time, on March 30, 2022. The Warrants may be exercised upon delivery by the Custodian, upon receipt of instructions from a beneficial owner (an investor in this Offering or such investor’s transferee), of an exercise notice at the offices of the Warrant Agent. A Warrant holder may only exercise its warrants for a whole number of shares of Class B Common Stock. No fractional shares will be issued upon exercise of Warrants.

Transferability

Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent. Exercise of the Warrants will be conditional upon the Company maintaining the qualification of an Offering Statement covering such exercise. In addition, the Warrant holders will be subject to a “market stand-off” agreement in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the IPO of the Company and ending on the date specified by the Company and the managing underwriter of the IPO, Warrant holders agree not to transfer any shares of Class B Common Stock or other securities of the Company held by the holders, or securities convertible or exercisable or exchangeable for securities of the Company, without the prior written consent of the managing underwriter. Warrant holders agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off.

Rights as a Stockholder

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our Class B Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of our Class B Common Stock, including any voting rights, until the holder exercises the Warrant.

Amendments

Except as set forth in the Warrant Agreement, the terms of a Warrant may be amended or waived with the written consent of the Company and the Warrant holder. The Company and the Warrant Agent may amend or supplement the Warrant Agreement without the consent of any holder for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Warrant Agreement or the Warrants, (ii) evidencing the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company contained in the Warrant agreement and the Warrants, (iii) evidencing and providing for the acceptance of appointment by a successor Warrant Agent with respect to the Warrants, (iv) adding to the covenants of the Company for the benefit of the Warrant holders or surrendering any right or power conferred upon the Company under the Warrant Agreement, or (viii) amending the Warrant Agreement and the Warrants in any manner that the Company may deem to be necessary or desirable and that will not adversely affect the interests of the Warrant holders in any material respect.

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Description of Capital Stock

The following description summarizes the most important terms of the Company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of M&M Media, Inc.’s Sixth Amended and Restated Certificate of Incorporation and bylaws, copies of which have been filed respectively as Exhibit 2.1 to the Company’s Current Report on Form 1-U filed February 2, 2022, and Exhibit 2.2 to the Offering Statement of which this Offering Circular forms a part. For a complete description of M&M Media, Inc.’s capital stock, you should refer to the Sixth Amended and Restated Certificate of Incorporation and bylaws of the Company and to the applicable provisions of Delaware law.

Common Stock

The Company has authorized 300,000,000 shares of Class A Common Stock, par value $0.0001 per share and 75,000,000 shares of Class B Common Stock, par value $0.0001. The rights and preferences of the Class A Common Stock and Class B Common Stock are identical, except that the Class B Common Stock does not have any voting rights in the Company. As such, the rights of the holders of our Common Stock generally (both Class A and Class B) are summarized below.

Voting Rights

Holders of shares of Class A Common Stock are entitled to one (1) vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, except that the holders of the Class A Common Stock shall not be entitled to vote on any amendment to the Company’s Certificate of Incorporation that relates solely to the terms of the Company’s Preferred Stock. Holders of Class B Common Stock have no voting rights.

The majority of the Company’s holders of Common Stock are party to the Amended & Restated Voting Agreement (the “A&R Voting Agreement”) between the Company and the majority of the Company’s capital stock. The material terms of this A&R Voting Agreement are summarized below.

Voting Agreement:

Agreement to Elect Certain Directors: Pursuant to the A&R Voting Agreement, the parties agreed to vote their shares of capital stock of the Company to elect the certain individuals as Directors of the Company (5 in total). For more information on these terms, see the “Directors, Executive Officers, and Significant Employees” section of this Offering Circular.

Drag-Along Right. The parties to the A&R Voting Agreement agree to a “drag-along provision” related to certain events, such as the sale, merger or dissolution of the company (a “Liquidating Event”). The holders agree that, if the board of directors and 75% of the holders of the company’s capital stock approve the Liquidating Event, the parties to the A&R Voting Agreement will vote their shares in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to the Liquidating Event, and deliver any documentation or take other actions reasonably requested by the Company or the other holders in connection with the Liquidating Event.

Irrevocable Proxy and Power of Attorney: The shareholders that are party to this agreement agree to grant the Chief Executive Officer of the Company (Gary Mekikian) a proxy to vote their shares only if they do not vote their shares in accordance with the terms of the A&R Voting Agreement and solely with respect to the following matters:

•	Election of members of the Board of Directors of the Company;

•	Increasing the number of authorized shares of Common Stock of the Company; and

•	Votes regarding the sale of the Company.

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The Chief Executive Officer has no discretion on how to vote the shares pursuant to this proxy, and may only vote the shares according to the terms of the A&R Voting Agreement.

A copy of the A&R Voting Agreement is filed as Exhibit 3.2 to this Company’s Current Report on Form 1-U filed February 2, 2022. (Note –References in this agreement to “Series A” include each of Series A, Series A-1, and Series A-2).

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the Company’s certificate of incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of the Common Stock are junior to the rights of the Series A Preferred Stock, Series A-1 Preferred Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, and Series B-4 Preferred Stock.

Rights and Preferences

Except as set forth below, holders of our Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Common Stock.

Preferred Stock

The Company has 151,287,588 shares of preferred stock, par value $0.0001 (the “Preferred Stock”) authorized, of which 40,326,704 are designated as Series A Preferred Stock, 2,111,804 shares are designated as Series A-2 Preferred Stock, 30,000,000 shares designated as Series B Preferred Stock, 33,543,786 shares designated as Series B-1 Preferred Stock, 10,803,796 shares designated as Series B-2 Preferred Stock, 8,088,880 shares designated as Series B-3 Preferred Stock, 12,000,000 shares designated as Series B-4 Preferred Stock, 7,700,000 shares are designated as Series Seed Preferred Stock, and 6,712,618 shares are designated as Series Seed-1 Preferred Stock.

The rights and preferences of the Preferred Stock as set by our Amended & Restated Certificate of Incorporation is as follows:

Voting Rights

Holders of shares of each series of Preferred Stock are entitled to a number of votes equal to the number of shares of Class A Common Stock that the shares of Preferred Stock are convertible into as of the record date of the matter being voted upon. Preferred Stockholders of the Company vote together with the holders of Class A Common Stock as a single class.

Further, the holders of each series of Preferred Stock have the right to elect a director of the Company alone, without any other classes of stock being permitted to vote on such director, subject to certain limitations (i.e. the “Series A Director”, “Series B Director”, and “Series Seed Director”).

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The holders of Preferred Stock of the Company are also entitled to certain protective provisions whereby, subject to certain limitations, the Company is prohibited from, among other things, dissolving or winding-up its affairs, amending its Certificate of Incorporation, or creating new classes of stock of the Company without the consent of the majority of the Preferred Stockholders.

The majority of the holders of Preferred Stock of the Company are party to the A&R Voting Agreement described further above in this section, and filed as Exhibit 3.2 to the Company’s Current Report on Form 1-U filed February 2, 2022.

Conversion Rights

The shares of each series of Preferred Stock of the Company are convertible into Class A Common Stock of the Company at the option of the holder. The number of shares of Class A Common Stock that the Preferred Stock may convert into determined by dividing the “Original Issue Price” (i.e. the price per share the Preferred Stock was initially issued for) divided by the “Conversion Price”. The Conversion Price is initially equal to the Original Issue Price for each of the Series A Preferred Stock ($0.17792), Series A-2 Preferred Stock ($0.09713), Series B Preferred Stock ($0.98369), Series B-1 Preferred Stock ($0.21695), Series B-2 Preferred Stock ($0.27118), Series B-3 Preferred Stock ($0.68858), Series B-4 Preferred Stock ($0.78695), Series Seed Preferred Stock ($0.09091), and Series Seed-1 Preferred Stock ($0.09682), and therefore initially each had a conversion ratio of 1:1. However, the Conversion Price is subject to certain anti-dilution adjustment provisions for subsequent issuances of Common Stock or instruments convertible to Common Stock, and therefore, the conversion ratio for each class of Preferred Stock is subject to adjustment.

Redemption Rights

None.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the Company’s Certificate of Incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of the Series A Preferred and Series B Preferred Classes of stock of the Company have a liquidation preference over the holders of the Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and the Common Stock. The Series Seed Preferred Stock and Series Seed-1 Preferred Stock only have a liquidation preference over the Common Stock of the Company.

Each class of the Series A, Series B, and Series Seed Preferred Stock liquidation preference is equal to their Original Issue Price per share plus all unpaid dividends. After payment of the liquidation preference, the remaining amount is distributed to holders of Class A and Class B Common Stock.

Special Agreements between the Company and Preferred Stockholders

The majority of the holders of Preferred Stock of the Company are party to an Amended & Restated Investors’ Rights Agreement, Amended & Restated Voting Agreement, and Amended & Restated Right of First Refusal and Co-Sale Agreement, each dated January 31, 2022. A summary of the material terms of each of these agreements is provided below.

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Amended & Restated Investors’ Rights Agreement:

Registration Rights: Pursuant to this agreement, the Company agrees to grant “demand” registration rights and “piggyback” registration rights to the holders of the Preferred Stock that are party to this agreement. These “demand” registration rights are exercisable after January 31, 2026, and allows the holders to demand that the Company file an S-1 or S-3 registration statement for sale of the holders’ shares. The “piggyback” registration rights are triggered by an S-1 or S-3 registered offering of the Company’s equity securities, and allow the holders of the Preferred Stock to include their shares in the shares being offered and sold in the registered offering.

Market-Stand-Off: The holders of the Preferred stock agree to a “market stand-off” provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the initial public offering (IPO) and ending on the date specified by the Company and the managing underwriter of the IPO, holders agree not to transfer any shares of stock of the Company without the prior written consent of the managing underwriter. Holders agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off.

Restrictions on Transfer: Unless sold pursuant to a registered public offering, holders of Preferred Stock must obtain permission from the Company to transfer or sell their shares.

Right of First Offer: if the Company proposes to offer or sell any “new” equity securities, the Company must, subject to certain exceptions, first offer such new securities to each holder of the Preferred Stock who has at least $500,000 worth of Preferred Stock and owns more than 2% of the Company’s issued and outstanding capital stock who is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Such individuals will be given the opportunity to purchase their proportional share of the new securities being sold in this Offering. As of January 31, 2022, the Company has received waivers from all major investors.

A copy of this agreement is filed as Exhibit 3.1 to the Company’s Current Report on Form 1-U filed with the SEC on February 2, 2022.

Amended & Restated Right of First Refusal Agreement:

Right of First Refusal: The holders of Preferred Stock that are party to this agreement agree to grant the Company a right of first refusal to purchase any stock the holders propose to transfer or sell, subject to certain limitations.

Right of Co-Sale: The holders of Preferred Stock that are party to this agreement agree that other stockholders may, if such a sale or transfer is permitted by the Company, have a right of co-sale to participate in the sale and/or transfer a pro-rata basis, subject to certain limitations.

Lock-Up: The holders of Preferred Stock agree to not sell their securities without the consent of the managing underwriter in the event of the Company’s IPO for a period of up to 180 days.

A copy of this agreement is filed as Exhibit 3.3 to the Company’s Current Report on Form 1-U filed with the SEC on February 2, 2022.

Restrictions on Transfer

The subscription agreement that investors will execute in connection with this Offering contains a “market stand-off” provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the IPO and ending on the date specified by the Company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or other securities of the Company held by the investor, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off.

All investors in this Offering and transferees of such investors will be required to establish an account with the Custodian, in which their shares of Class B Common Stock and Warrants that form parts of the Units will be held. This custodial arrangement may impact the ability of an investor to trade or transfer shares for an undetermined period of time.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The section “Directors, Executive Officers, and Significant Employees” starting on page 65 of the Offering Circular is amended to add the following information about the Company’s new director, Hary Tanoesoedibjo, and the Company’s new executive officer, Vincent Freda, Jr., as set forth below.

As of February 28, 2022, the Company’s executive officers, directors, and significant employees are as follows:

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Gary Mekikian	Chief Executive Officer	58	May 13, 2014
Robert Vanech	Chief Financial Officer and Chief Revenue Officer	57	April 5, 2017
Vincent Freda, Jr.	President	59	January 12, 2022
Board Members
Gary Mekikian (1)	Director	58	May 13, 2014
Tigran Mekikian (2)	Director	47	May 13, 2014
Adrián Sada Cueva (3)	Director	46	May 13, 2014
Matthew McCooe (4)	Director	53	May 21, 2021
Hary Tanoesoedibjo (5)	Director	56	January 31, 2022
Significant Employees
Corey Jones	Head of Music & Engagement	38	January 1, 2021
Luis Soto (6)	Head of Latin America	47	March 1, 2021
Aram Mesrobyan	Head of Growth & Administration	36	January 1, 2021
Kevin Mills (6)	Head of Latin America Operations	39	January 1, 2021
Camila Vargas (6)	Head of Product	26	August 1, 2019

(1)	Gary Mekikian was elected to his position as a director pursuant to the terms of a Voting Agreement (originally dated December 18, 2017) between the Company and the majority of the Company’s capital stock (as subsequently amended and restated, the “A&R Voting Agreement”). Pursuant to the A&R Voting Agreement, the parties agreed to vote their shares of capital stock of the Company to elect the current Chief Executive Officer of the Company as a Director. Mr. Mekikian, holding the position as CEO at the time, was therefore elected pursuant to this agreement as a Director (the CEO Director).

(2)	Tigran Mekikian was elected to his position as a director pursuant to the terms of the A&R Voting Agreement. Pursuant to the A&R Voting Agreement, the parties agreed to vote their shares of capital stock of the Company to elect an individual designated by founder of the Company, Gary Mekikian. Tigran Mekikian was the individual designated by the founder to be a Director of the Company (the Founder Director).

(3)	Adrian Sada Cueva was elected to his position as a director pursuant to the terms of the A&R Voting Agreement. Pursuant to the A&R Voting Agreement, the parties agreed to vote their shares of capital stock of the Company to elect an individual designated by the holders of the majority of the Series Seed Preferred Stock of the Company. Adrian Sada Cueva was the individual designated by such holders to be a Director of the Company (the Series Seed Director).

(4)	Matthew McCooe was elected to his position as a director pursuant to the terms of the A&R Voting Agreement. Pursuant to the A&R Voting Agreement, the parties agreed to vote their shares of capital stock of the Company to elect an individual designated by the holders of the majority of the Series A Preferred Stock of the Company. Matthew McCooe was the individual designated by such holders to be a Director of the Company (the Series A Director). Matthew McCooe replaced Kevin Crowley as the Series A Director. Kevin Crowley resigned from his position as a director on April 29, 2021

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(5)	Hary Tanoesoedibjo was elected to his position as a director pursuant the A&R Voting Agreement, pursuant to which the parties agreed to vote their shares of capital stock of the Company to elect an individual designated by the holders of the majority of the Series B Preferred Stock of the Company. Hary Tanoesoedibjo was the individual designated by such holders to be a Director of the Company (the Series B Director).

(6)	These individuals are full time contractors of the Company.

Vincent Freda, Jr., President

Vinnie Freda recently joined TREBEL as President, overseeing company operations, and music industry relations. He is a three-decade veteran of the global music industry, having worked in nearly all aspects of the business, including record labels, major and indie distribution, publishing, and corporate operations. Vinnie worked for 25 years at Universal Music Group, rising to the level of EVP and helping it become the world's largest music company. He then joined INgrooves, a digital music pioneer, as its Chief Operating Officer. Most recently, he spent over half a decade in the C-suite of Warner Music Group as Chief Data Officer, where he was responsible for developing and executing a comprehensive vision and strategy for data management throughout the company, championing the use of data to provide useful insight. He holds a BS degree in Chemical Engineering from Stanford University, where he was student body president, and earned an MBA from Stanford GSB.

Matthew McCooe, Director

Matt McCooe manages Connecticut Innovation’s (CI) full array of business startup and growth initiatives, which include venture and equity investment funds, loans and loan guarantees, and programs to support innovation, entrepreneurship, collaboration and commercialization. A veteran business executive, Matt has more than 20 years of experience in venture capital, sales, marketing and product management. Matt comes to CI from Chart Venture Partners (CVP), a New York City–based technology venture capital firm. While at CVP, Matt led investments and played an operating role in turnarounds for several successful portfolio companies. Prior to CVP, Matt was a director at Columbia University Science and Technology Ventures (STV), where he helped launch and manage a portfolio of spinout companies, as well as the deployment of STV’s profitable seed fund. During his tenure, 11 portfolio companies went public or were acquired by publicly traded companies. Prior to Columbia, Matt co-founded Eureka Networks, a communications and application software organization. Eureka was eventually sold for more than $100 million. Prior to that, Matt managed product development, new product rollouts, and sales and marketing for two Fortune 500 companies, Becton Dickinson and MCI. Matt has also served as a business and technology reviewer for the National Science Foundation, the U.S. Navy, the Department of Energy and various other agencies in the U.S. government.

Hary Tanoesoedibjo, Director

Hary Tanoesoedibjo joined our Company’s Board of Directors in January 2022. Mr. Tanoesoedibjo is an accomplished Indonesian businessman and politician. Mr. Tanoesoedibjo founded PT. MNC Investama in Surabaya on November 2, 1989, which focused primarily on capital-market activities. The company relocated to Jakarta in February 1990. In 1994, it expanded to include securities trading and brokerage, investment management, underwriting, origination and syndication, financial advisory and research services, as well as mergers and acquisitions, followed by the launch of mutual fund products. PT Bhakti Investama Tbk restructured through several mergers and acquisitions. It diversified the products and services offered into media, energy, natural resources and infrastructure. As the founder of MNC Group, he oversees and develops the strategy of the holding company and its subsidiaries. In the media sector, Mr. Tanoesoedibjo has served as President Director of PT Global Mediacom Tbk since 2002, President Commissioner of PT MNC Sky Vision Tbk since 2006, and as President Director of RCTI since 2010, previously serving in this last position between 2003 and 2008. In the non-media sector, he has served as President Commissioner of PT MNC Kapital Indonesia Tbk since 1999, President Commissioner of PT MNC Securities since 2004, Commissioner of PT Global Transport Services since 2010, President Director of PT MNC Land Tbk since April 2011, and President Director of PT MNC Energi since 2012. Mr. Tanoesoedibjo is an internationally recognized business talent, and was listed by Forbes as the 29th richest Indonesian in 2016.

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